Coupang, Inc.
Tower 730, 570, Songpa-daero, Songpa-gu, Seoul
Republic of Korea
05510
March 8, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot

RE:	Coupang, Inc.
Registration Statement on Form S-1
File No. 333-253030
Ladies and Gentlemen:
Coupang, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, March 10, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Eric C. Jensen, Calise Y. Cheng and Natalie Y. Karam of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Calise Y. Cheng of Cooley LLP, counsel to the Registrant, at (650) 843 5172, or in her absence, Eric C. Jensen at (650) 843 5049.
[Signature Page Follows]

Very truly yours,

Coupang, Inc.

By:	/s/ Gaurav Anand
Name:	Gaurav Anand
Title:	Chief Financial Officer

cc:	Bom Suk Kim, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Calise Y. Cheng, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
[Company Signature Page to Acceleration Request]